                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                 Commission File Number: 0-22067

                           NOTIFICATION OF LATE FILING

(Check One): Form 10-K        Form 11-K      Form 20-F      Form 10-Q
             [X]              [ ]            [ ]            [ ]

[ ] Form N-SAR
         For Period Ended: December 31, 1999   [ ]Transition Report on Form 10-K
                           -----------------------------------------------------
Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K           [ ] Transition Report on Form 10-Q
        For the Transition Period Ended:
                                        ----------------------------------------
               Read attached instruction sheet before preparing form. Please print or type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                              ------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  National Auto Finance Company, Inc.
                        -------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------
Address of principal executive office (Street and number) 10302 Deerwood Park
                                                         -----------------------
Blvd., Suite 100
--------------------------------------------------------------------------------
City, state and zip code  Jacksonville, Florida 32256
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[X] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or potion thereof will be file don or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

                                    PART III

                                   NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed).

         The Company has been engaged in a detailed review and analysis of factors in connection with the potential sale of a portfolio of non-prime automobile installment sales contracts and the impact of such a transaction on the Company's residual interest in such portfolio. Although the Company has made diligent efforts to complete this review and analysis by the due date for filing the Annual Report on Form 10-K for the year ended December 31, 1999, the Company was not able to complete this process by such due date without unreasonable effort or expense. Due to the foregoing, the Company's auditors have not completed their audit procedures and are therefore unable to furnish the required opinion on such financial statements.


                                     PART IV

                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification


            Brian Thompson                (904)             486-1147
            --------------------------------------------------------------
            (Name)                     (Area Code)      (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                        Yes   No
                                                                       [X]   [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                                        Yes   No
                                                                       [X]   [ ]


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations for the three and twelve months ended December 31, 1999 are anticipated to have changed significantly from the corresponding periods for the 1998 fiscal year, due to the potential sale of a portfolio of non-prime automobile installment sales contracts which may cause a reevaluation of carrying value in the Company's residual interest in such portfolio. Nevertheless, because the review and analysis described above has not been completed, a reasonable estimate of such results cannot be made.





                  National Auto Finance Company, Inc.
                  ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)




Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 30, 2000      By /s/ Brian Thompson
                              --------------------------------------------------
                                 Brian Thompson
                               Vice President, Finance and Accounting, Treasurer

                                                  Exhibit to Form 12b-25
                                                  Filed by National Auto Finance
                                                  Company, Inc.



March 29, 2000

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of National Auto Finance Company, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 1999 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1999 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because a potential sale may have an impact on the carrying value of the Company's residual interest in its automobile sales contract portfolio and, as a result, we have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.



Very truly yours,

BDO Seidman, LLP